SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  :  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐            No : ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

06

ING Australia Market Update

Australia and New Zealand Banking Group Limited
21 March 2006

Dr. Bob Edgar
ANZ Senior Managing Director

www.anz.com

INGA JV provides ANZ with a solid position in an attractive market

INGA has a scale position in the Australian market^
•	Strategic position in wealth management is important to ANZ		(Retail FUM (A$b))

	•	attractive high growth market (although cyclical)

	•	Industry FUM continues to increase, driven by compulsory superannuation

	•	allows ANZ to provide full customer service proposition

•	Partnering with ING strategically sound

	•	strong global brand

	•	scale in Australian market

	•	product manufacturing capabilities

^Source – ASSIRT at 31/12/05 *excludes V2+

INGA has met many of ANZ’s objectives, current focus is on improving profitability and leveraging adviser network

ANZ objectives at JV formation

•	Create a strategic position in Wealth Management and Insurance in Australia & NZ

•	Access to global brand and capabilities

•	Platform to improve sales and customer management within ANZ’s network

•	Increase scale through leveraging extensive professional adviser networks

•	Improve efficiency through cost synergies

•	Very strong profit growth

Summary

•                  Distribution of Wealth Management and Insurance products remains strategically important to ANZ

•                  INGA provides ANZ with a strong global brand, scale and product manufacturing capabilities in an attractive market

•                  The JV has met many of ANZ’s objectives, focus is on improving 3rd party distribution and profit growth

•                  INGA has solid momentum and is well positioned for continued growth

Additional Information

ANZ owns 49% of the JV,  governance is shared

Ownership Structure

Governance

•     Board Composition – Equal Representation

•     Chairmanship – Rotated every 3 years. By rotation, ANZ now appoints the Chair

•     Management – Joint approval of key appointments

•     Voting – Unanimous Board approval (no casting vote)

We have made solid progress on improving our return on equity

Improved INGA performance & capital distributions driving increase in ANZ’s ROE

	May-02		Sept-05
ANZ Equity – Book Value^	$1,839m		$1,479m
ANZ share of INGA earnings	$92m	*	$150m
ROE	~ 5%		~ 10%

^Book Value reduction a result of capital repatriation and dividends received
*2001 pro-forma earnings

•              INGA formed at strong point in the investment cycle

•              ROE improving, remains below Group ROE and WACC

•              We are confident ROE will continue to improve through:

•             Ongoing strong performance by ANZ distribution channels

•             Increased focus on improving 3rd party distribution channels

2002 JV formation slides

INGA was formed to create a strategic position in wealth management

ANZ Objectives

•   Participation in strategic wealth management stream

•   Increase scale

•   Access global brand and capabilities

•    Platform to improve sales & customer management

•    Cost synergies

•    Profit growth potential

ING Objectives • Secure a top tier position • Build scale and efficiency • Diversify distribution • Leverage wealth management and bancassurance expertise • Cost synergies • Profit growth potential

Businesses that ANZ and ING contributed to the JV

The JV is a substantial wealth management vehicle - pro forma 2001 NPAT of $187m

Note:                   ANZ NPAT reflects year to 30/9 and normalisation adjustments
ING NPAT reflects year to 31/12 and normalisation adjustments

The JV is a substantial wealth management vehicle with a value of $3.75b

	2001 PAT	FUM *	Value	PE (x)

ANZ	$45m	$14.1b	$879m	19.5

ING	$142m	$24.2b	$2,874m	20.2

	$187m	$38.4b	$3,753m	20.1

ANZ’s stake ($3,753m @ 49%)	$1,839m
Less value of ANZI	$879m
Capital contribution	$960m

* Includes $4.7b V2+ FUM, and also includes Australia and New Zealand FUM

JV established at fair value

					Retail as
	2001		Value as %	PAT /	% of total
	PE		of FUM	FUM (%)	FUM
ANZ	19.5	x	9.3%	0.48%	91%
ING	20.2	x	11.9%	0.59%	84%

					Retail
	Historical		Value as	PAT /	as % of
Recent transaction multiples	PE (x)		% of FUM	FUM (%)	total FUM
NAB/MLC	20.7	x	15.2%	0.73%	60%
Principal/BT	25.0	x	5.5%	0.22%	46%
Colonial/Prudential Life	17.8	x	13.5%	0.76%	67%
Colonial/Legal & General	19.2	x	15.4%	0.80%	38%

Source: Assirt and Company Reports
ANZ FUM excludes V2+
FUM includes Funds Under Administration

Sources of FM revenue to JV partners

Note: principle of arms length/market based pricing for all commissions
Margins are indicative only and vary by product

ING Australia Market Update
21 March 2006

Paul Bedbrook
CEO, ING Australia

INGA is well positioned for growth

•                  INGA is a significant player in wealth management

•                  Structured around five P&L business units – each with growth opportunities

•                  Solid financial results with good returns to shareholders

•                  Challenge is to capture growth while creating an efficient platform for the business

INGA is a significant player with a balanced business mix

INGA Market Share/ Rankings

	FUM / Life Risk Inflows			New Business
	$	Market Share	Rank	$	Market Share	Rank
Life Risk (1)	$552m	11.3%	4	$98m	9.8%	3

Employer Super (2)	$8.8bn	13.9%	3	$1.8bn	—	—

Personal Investments (3)	$21.3bn	5.5%	5	$4.4bn	4.8%	5

Advice(4) (#)		1,066	4	—	—	—

Source: 1) Life Risk – Plan For Life Sept. 05, Total Inflows, includes Direct Insurances underwriting; (2) Dexx&R Employer Super League table employer master trusts, Sept. 05., new business not available; (3) Funds Mgt - Plan for Life Sep.2005 Retail ex cash ex Corp Super Masterfund, Marketer View (rankings exclude badged wraps) New business = gross inflows Seo04-Sep05 note some overlap with employer super definition; (4) Money Management Top 100 Dealer Group survey June 2005, Adviser numbers, ING numbers updated to Jan 2006.

ING has the leading consumer brand in wealth management

Billy Connolly Advertising Campaign	End-Customer View of Fund Manager Overall Quality(1)
Note: 1) 2005 AC Nielsen Survey end-customer survey, Main Fund Manager Overall Quality/Service Rating;	* Average Point Score of transformed scale ratings: Excellent=100, Above Average=50, Average=25, Below Average=25, Poor=0.

ING Australia links all parts of the value chain

ING Australia’s Operations

Life Risk - leading retail risk product growing our business rapidly

Australians are underinsured… Insurance Gap(1)

… ING has launched the leading retail risk product ‘OneCare’…

Innovative – new ways of looking at existing products, and introduces new products.

Flexible – changes in line with clients’ changing needs.

Customer focussed solutions – rewards clients for having multiple relationships and/or covers with us.

Rated highly – Independent research houses have rated OneCare as a leading product

… which is growing rapidly Weekly Application Value(2)

Note: 1) Source: IFSA/TNS report June/July 2005 – Investigating the Issue of Underinsurance in Australia Sample size – 606, over 21 years of age, at least one financially dependant child living at home, married or single

2) INGA began accepting OneCare business in November 2005; data to week ending 17 February 2006

Direct Insurances - successful cross-sell with ANZ branches and growing direct business

Loan Linked Insurances – Strike Rate Policies sold as % of Loans Written – ANZ Network	Direct General Insurance Sales – ING Branded (Jan 2005 – Jan 2006)

Employer Super - well positioned in favoured SME segment

Employer Super Market(1)

(Size of bubble reflects size of segment in FUM)

Employer Super Master Trust(2)

(SME and Med-Large, FUM $bn)

Note: (1) Source of data: ING estimate, DEXX&R, Plan for Life. (2) DEXX&R Report, September 2005

Personal Investments - focus on growing OneAnswer and managing mature legacy products

Personal Investments Funds Under Management by Product

Personal Investments Sales by Product

OneAnswer Sales by Channel

Notes: (1) INGA data

Advice - Adviser numbers growing, dealer group business models reviewed

Growing aligned and bank adviser numbers to top 3 …

Number of Advisers
by Group2

… through differentiated dealer group models …

…and RetireInvest franchise recharged

•            Pioneer and one of Australia’s most respected financial planning brands

•            Leading market position in serving pre/post retirees

•            Completed comprehensive restructure of business operations in 2004/5

•            New franchise agreement and dealer services focus on growth and productivity

•            As a result approximately 50 advisers left during 2005, immediately replaced in new business model

•            Moving to fee-for-service

•            Returned to growth

Source: (1) Channel production of Retail & Mezzanine investment products; (2) Money Management Top 100 Dealer Group survey June 2005, Adviser numbers, ING numbers updated

Diversified distribution

2005 Sales by Channel

Personal Investments

(Retail + Mezzanine)

Employer Super

Life Risk

(Retail Risk)

Source: (1) Personal Investments direct sales included in Open Market

Strong growth in key business drivers and improved efficiency…

Funds Under Management(1)

(AUD $bn)

Life Risk In-force Premium(2)

$AUD m

Efficiency(3),(4),(5)

Note: (1) FUM for 100% of Joint Venture, excludes New Zealand, excludes V2+ cash product; (2) Life Risk in-force premium for 100% Joint Venture Australia only; (3) Efficiency ratios for joint venture excluding New Zealand; (4) Equivalent FUM converts life risk premiums using multipliers of individual 25, group 10, single premium 4; expenses are underlying Australian management expenses; (5) Income is fees less commission, expenses are underlying Australian management expenses

…driving improved underlying financial performance

Core financial results flat after absorbing remediation and loss of transitional tax relief - producing strong returns to shareholders

Profit and Loss(1)

	2005	2004
Net Revenue Funds Mgt	401	384
Net Revenue Life Risk	227	200
Expenses	(373)	(351)
Remediation	(44)	(33)
Tax	(29)	(23)
Core Earnings	181	178

Capital Invest Earngs	121	122
Interest on Debt	(32)	(1)
Tax	(25)	(34)
Cap Invest after tax	65	87

Profit After Tax	246	264

Intangibles Amtsn	(3)	(8)
Profit After Tax & Amtsn	243	257
New Zealand	63	10
	306	267

Shareholder Returns

	2004	2005
• ROE (excl NZ)	16.5%	14.1
• Dividends (FF)	$260m	$77m
• Commissions	$100m	$76m

•                  Growing global relationship

•                  Custodians

•                  Banking

•                  Audit

•                  IT Services

•                  Sourcing

•                  Wholesale banking for ING Group

Results are for 12 months to 31 December, and prepared under AIFRS. Accordingly care should be taken in comparing these results to those previously disclosed by ANZ

Challenge is to capture growth while creating an efficient platform for the business

Challenges	INGA’s Responses

• Launched new retail risk product in 2005
Differentiation for growth	• SME super segment focus
• Renew service proposition
• e-business capability improved

Resolving legacy issues	• Remediation project well advanced
• Restructured the Advice Business

Margin squeeze in investment & need for greater efficiencies	• Rationalise legal entities & products
• Build scale
• BAU expenses flat

Compliance environment	• Risk management strengthened
• Compliance culture developed
• Strengthening compliance with a structured project regime

Summary

INGA is well positioned for growth

•                  INGA is a significant player in wealth management

•                  Leading Consumer Brand

•                  Integrated Value chain

•                  Top 5 by market share

•                  Structured around five P&L business units

•                  Solid financial results with good returns to shareholders

•                  Challenge is to capture growth while creating an efficient platform for the business

•                  Remediation ring fenced and complete by end 2006

•                  Infrastructure

•                  First! Think Customer program lifting service standards

Additional Information

INGA Structure

Organised around product/market segments

06

ING Australia Market Update

Australia and New Zealand Banking Group Limited
21 March 2006

Geoff Cohen

MD, Investment & Insurance Products

www.anz.com

Investment and Insurance Products overview

DIRECT BUSINESSES

ANZ Financial Planning	Insurance	ANZ Margin Lending	ANZ Trustees

Advice & sales of:	• Loan linked	• Margin lending	• Estate Planning & Admin.
• managed investments	• Home & Contents, Motor etc.	services on over 400 stocks	• Charitable services
• superannuation • life insurance	• ANZ white labelled insurance products	• Over A$1b in FUM	• Over A$2b FUM

PARTNERSHIPS

INGA JV	E*TRADE Aust.

• ANZ 49% stake in INGA JV	• ANZ’s 35% stake in Aust. fastest growing online share broker

Five key elements to ANZ Financial Planning (“ANZFP”) business model

1. Separation of distribution

•                  Distribution via ANZFP, manufacture via INGA

2. ‘Practice manager model’

•                  Specialist planners and specialist support function servicing defined region

3. Referral partners

•                  Retail Bank, Regional and Rural Bank, Business Bank and Mortgages

4. Products

•                  Focus on managed funds via platforms and best of breed risk products

5. Rollout of fee for advice model

Strong ‘specialist’ distribution network

ANZFP growing solidly after a period of rationalisation following JV formation

•              Softening in market conditions following JV formation necessitated revision of original growth forecasts around;

•                  Financial Planner numbers

•                  FUM inflows

•                  Number of referrals

•              Material reduction in planner numbers undertaken in 2002/3

•              Strong performance since 2003 reflects

•                  Improved market conditions

•                  More engaged and efficient financial planner network

•                  Specialist focus on ANZFP

Sector retail inflows impacted by market downturn

(excl. Cash Management A$b)

Solid momentum in all key business drivers

Solid growth in planner numbers following restructuring in FY02

Improving referral conversion rate*

Referrals continue to increase (‘000)

Increased productivity following restructuring

(Managed Investment flows per adviser ($m))

*Based on 12 month average

Profitable and productive business

Strong FUM growth momentum ($b)

Life insurance risk sales ($m)

Good NPAT momentum resulting from increased focus ($m)

ANZFP is well positioned for continued growth

•  Build upon strong current momentum through:

•  Continued investment in footprint

•  Improving relationships with referral partners

•  Increasing planner engagement to deliver improved referrals and conversions

•  Continuous sales process improvement and IT investment

•  Focus on convenience & simplicity eg fee for advice

Strong position to increase volume of flows to ING JV

Additional Information

Personal Division Organisational Chart and I&I NPAT contribution

Funds under Management reconciliation*

	Sep-02 (A$ b)	Sep-03 (A$ b)	Sep-04 (A$ b)	Sep-05 (A$ b)

Retail & Mezzanine	24.0	26.1	27.2	31.7

Wholesale	2.6	2.5	3.6	3.8

Cash (includes V2+)	5.0	6.1	7.2	7.9

Total	31.6	34.7	38.0	43.4

*excludes New Zealand FUM

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact
Stephen Higgins
Head of Investor Relations
ph: (613) 9273 4185	fax: (613) 9273 4091	e-mail: higgins@anz.com

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

ANZ StEPS – quarterly distribution

On 15 March 2006 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 June 2006.

The distribution paid for the quarter ended 15 March 2006 for each ANZ StEPS was based on a Distribution Rate of 6.6400% p.a. as announced on 19 December 2005.

The Distribution Rate for the quarter ending 15 June 2006 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 March 2006)	5.6050% p.a.
Plus the initial margin	1.0000% p.a.
Distribution Rate	6.6050% p.a.

This distribution of $1.6648 for each ANZ StEPS will be paid on 15 June 2006 with the record date being 30 May 2006.

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and

ANZ Holdings (New Zealand) Limited

16 March 2006

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 03 April 2006

* Print the name and title of the signing officer under his signature.